Main Telephone 804.423.7921 | Main Facsimile 804.230-0024

August 26, 2010

BY EDGAR AND OVERNIGHT MAIL

Jennifer Gowetski, Esquire

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 3010

Washington, D.C. 20549

RE:	US Federal Properties Trust, Inc.
Amendment No. 1 to Registration Statement on Form S-11
Filed July 16, 2010
File No. 333-166799

Dear Ms. Gowetski:

This letter is submitted on behalf of our client, US Federal Properties Trust, Inc., a Maryland corporation (the “Company”), in response to supplemental comments from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 1 to the Company’s Registration Statement on Form S-11, filed with the Commission on July 16, 2010 (the “Registration Statement—Amendment 1”). Registration Statement—Amendment 1 amended the Company’s Registration Statement on form S-11, filed with the Commission on May 13, 2010 (the “Original Registration Statement”). References in this letter to the “Registration Statement” refer to the Original Registration Statement, as amended. The supplemental comments of the Staff with respect to Registration Statement—Amendment 1 are set forth in Ms. Gowetski’s letter, dated August 19, 2010 (the “Supplemental Comment Letter”) to Richard Baier, Chief Executive Officer and President of the Company. Capitalized terms used herein that are defined in the Registration Statement shall have the same meaning when used in this letter.

As we discussed in our telephone conversation with Kevin Woody and Jennifer Monick, we are responding to the Supplemental Comment Letter. Our responses to the Staff’s Comment Letter with respect to Registration Statement—Amendment 1, dated August 5, 2010, will accompany Amendment No. 2 to the Registration

7 East Second Street  |  23224  |  Post Office Box 2470  |  Richmond, Virginia 23218-2470  |  804.423.7921  |  www.gregkaplaw.com

Statement, which the Company intends to file shortly. We are providing each of you, Kevin Woody and Jennifer Monick, a courtesy copy of this letter.

For convenience of reference, each Staff comment contained in the Supplemental Comment Letter is reprinted below in italics, numbered to correspond with paragraph numbers assigned in the Supplemental Comment Letter, and is followed by the corresponding response of the Company.

As a threshold matter, the Company respectfully submits that Comments 1 and 2 are part and parcel of the same inquiry, namely whether the combination of the Company with the contribution properties constitute one or more transactions that either have or do not have substance, which in turn will dictate whether the combination of Great Falls and Jacksonville Field should be accounted for retroactively at carryover basis or with one of those properties (Great Falls) being recorded at fair value. Accordingly, the Company believes that these issues (and, therefore, such Comments) can best be addressed by one comprehensive response. Moreover, in responding to Comments 1 and 2, the Company believes that its response to comment 50 in its letter to the Staff, dated July 16, 2010, will afford the Staff further background and analysis that bear upon the issues raised in Comments 1 and 2, and we attach a copy of the Company’s response to such comment 50 for ease of the Staff’s reference.

Form S-11

Financial Statements

Unaudited Pro Forma Financial Statements of US Federal Properties Trust, Inc.

Notes to Unaudited Pro Forma Financial Statements

Note 1 – Basis of Presentation

General, page F-7

1.    We note your response to comment 52. Please tell us how you determined it was not appropriate to view the combination of the Company and the contribution properties as one transaction. Within your response, please address the terms of the Contribution Agreement at Exhibit 10.2, as it appears the contribution of these properties will occur simultaneously.

2.    We note your response to comments 52 and 53. If the combination of the Company and the contribution properties is one transaction (see question above), please explain is detail why or why not this transaction would have substance. Within your response, please address (1) the apparent loss of control by the Baiers of DHS Salt Lake, (2) the change in the minority owner percentage, and (3) your previous representations that the acquisition of DHS Salt Lake and DHS Denver would be substantive. If you believe the combination of the Company and the contribution properties is one transaction and the transaction has substance, what is your basis for not recording the contribution properties (other than the accounting acquirer) at fair value?

Comprehensive Response to Comments No. 1 & 2

The Company acknowledges that pursuant to the Contribution Agreement (Exhibit 10.2 to the Registration Statement), the combination of the Company with each and all contribution properties must occur simultaneously for the transactions contemplated by the Contribution Agreement to have been consummated. Accordingly, the statement on page 13 of the Company’s July 16, 2010 letter to the Staff that, “…the planned sequence of the formation transactions is that the Company will acquire Jacksonville Field and Great Falls before it acquires the other contribution properties… .” was incorrect. However, the Company believes that the combination of the Company with each and all contribution properties simultaneously will have no effect, one way or the other, on the character of the transactions or the propriety of the accounting presentation as otherwise described in such July 16 letter, because whether the transactions occur simultaneously or sequentially, the accounting acquirer must assess each of the transactions and account for each in accordance with its substance and the relevant accounting literature.

In the last regard, the Company believes that this position is consistent with the fundamental concept in Accounting Standards Codification (ASC) 805-10-25-20 (formerly paragraph 57 of FASB Statement 141R), which provides:

The acquirer and the acquiree may have a preexisting relationship or other arrangement before negotiations for the business combination began, or they may enter into an arrangement during the negotiations that is separate from the business combination. In either situation, the acquirer shall identify any amounts that are not part of what the acquirer and the acquiree (or its former owners) exchanged in the business combination, that is, amounts that are not part of the exchange for the acquiree. The acquirer shall recognize as part of applying the acquisition method only the consideration transferred for the acquiree and the assets acquired and liabilities assumed in the exchange for the acquiree. Separate transactions shall be accounted for in accordance with the relevant generally accepted accounting principles (GAAP). [Emphasis supplied]

The application of the concept embodied in ASC 805-10-25-20 can be illustrated by the following example: Company X acquires for cash 60% of company Y from its owner. Company Y is a plaintiff in litigation against company X. As part of the contract for the acquisition transaction the owner of company Y requires that company X will settle the litigation by making a payment to company Y, simultaneously with the closing of the acquisition, thereby increasing the value of the 40% interest the seller will retain. ASC 805-10-25-20 is clear that the acquirer must account for the litigation settlement separately from the acquisition of the target in accordance with the relevant GAAP.

The transactions covered by the Contribution Agreement are to be accomplished by a non-substantive, newly-formed entity, i.e., the Company, and are as follows:

1.  The acquisition by the accounting acquirer (which can be either the Jacksonville Field and Great Falls businesses or Jacksonville Field alone, depending on one’s view of the professional literature) from persons, who are related parties of a business (DHS Denver) in exchange for securities (“Transaction 1”);

2.  The acquisition by the accounting acquirer from related parties of an asset (DHS Salt Lake) in exchange for securities and cash (“Transaction 2”); and

3.  The combination of two businesses that have identical ownership (Jacksonville Field and Great Falls), one or both of which is viewed as the accounting acquirer (“Transaction 3”).

The Company believes that Transactions 1 and 2 are substantive transactions under guidance formerly contained in FASB Technical Bulletin No. 85-5 (“TB 85-5”)1, because the accounting acquirer and target are not under common control and the ownership percentages of the entities are not identical before and after the transactions occur.

The Company believes that Transaction 1 constitutes a business combination that should be accounted for under ASC Topic 805. Conversely, the Company believes that ASC 805-10-25-20 requires that Transactions 2 and 3 should be accounted for in accordance with the relevant GAAP, even though all of Transactions 1, 2 and 3 will occur simultaneously, and consummation of each transaction simultaneously is a prerequisite for all of the other transactions.

With respect to Transaction 2, the Company believes that if the acquisition of DHS Salt Lake is the acquisition of an asset (which the Company believes is the case, as discussed further in the July 16 letter and the response to comment 3 below), then this transaction should be accounted for at carryover basis because SAB Topic 5G requires this accounting, and this conclusion is not affected by the fact that Transaction 2 is to occur simultaneously with Transactions 1 and 3 and visa-versa.

Similarly, the Company believes the need to account for each transaction in accordance with the relevant GAAP also applies to Transaction 3. While the combination of Jacksonville Field and Great Falls served, as it were, as an inducement for the parties to Transactions 1 and 2 to subject DHS Denver and DHS Salt Lake to the Contribution Agreement, the combination of Jacksonville Field and Great Falls does not have any direct impact on the consideration transferred in exchange for DHS Denver in the business combination transaction and, therefore,

[1]	Issues Relating to Accounting for Business Combinations

DHS Denver should not be accounted for as part of the combination of Jacksonville Field and Great Falls. On the contrary, the combination of those two properties is, and should be accounted for as, a separate, distinct transaction in accordance with the relevant GAAP. As discussed in the July 16 letter, because the ownership percentages of Jacksonville Field and Great Falls are identical and the securities to be received by the membership interest owners are to be allocated in precisely the same percentage as the pre-combination ownership percentages, the combination of these two entities is not a substantive transaction under TB 85-5. Therefore, the appropriate accounting is for Jacksonville Field to reflect this transaction retroactively at carryover basis.

Finally, the Company believes that the accounting for the combination of Jacksonville Field and Great Falls is not affected by those aspects of the formation transactions in which: (1) the minority owner of DHS Denver will receive less in exchange for its DHS Denver ownership interest than the other owners thereof receive for their ownership interests, (2) Richard Baier and Cathleen M. Baier will receive less cash and Daniel K. Carr will receive more cash in Transaction 2 than any of them would have received had a strict allocation of cash been made in the Contribution Agreement in accordance with their respective percentage interests in DHS Salt Lake, or (3) Richard Baier and Cathleen M. Baier will lose control of DHS Salt Lake. These other aspects of the formation transactions in which ownership percentages change and consideration is not allocated pro rata in accordance with ownership percentages are substantive under TB 85-5 and are to be accounted for as described above. Accordingly, they do not change the non-substantive character of the combination of Jacksonville Field and Great Falls under TB 85-5.

3.    We note your response to comment 54. Please provide us with more comprehensive analysis supporting management’s opinion that the Salt Lake City development property does not constitute a business. Please reference all accounting literature relied upon.

Response to Supplemental Comment No. 3

The Company continues to believe that the development project of DHS Salt Lake that is under construction and is approximately 14 months away from completion does not constitute a business as defined in ASC Topic 805, based on the following background and analysis:

Background

The Staff’s attention is invited to page 104 of the Registration Statement, under the heading, “Business and Properties—Salt Lake City, Utah” for a more detailed discussion of the DHS Salt Lake development project. The Company believes it is important for the Staff to recognize that

•	DHS Salt Lake acquired the land for this development project approximately six months ago in March 2010.

•

The project involves the comprehensive development of an approximately 5.78 acre piece of land to include an approximately 70,000 square foot ICE regional office, including approximately 220 parking spaces and a security fence, screening the entire property.

•	The DHS Salt Lake development project is not expected to be completed until the fall of 2011.

Lease

Like most, if not all, long-term, single tenant, federal government leases for which the GSA supplies the contracting officer, the DHS Salt Lake GSA lease is different than single tenant leases for commercial properties:

•	The lease is entered into when the bid is awarded to a successful bidder.

•

The lease not only speaks to the leasehold, e.g., rent rate, term, etc., it also incorporates by reference the Solicitation for Offer (the “SFO”), which in essence is the bid parameters and the bidder’s response thereto. The SFO includes the detailed plans and specifications for the facility. It also encompasses site designation (which the government either already has assigned to the successful bidder, or according to the bidding requirements the successful bidder is required to negotiate for and purchase).

•

The lease contains other details regarding the landlord’s obligations, once the facility is constructed, accepted and occupied by ICE, e.g., frequency and specifications for replacing carpet and a myriad of other day-to-day and maintenance requirements.

•	The government’s rent payment obligation only begins when the facility is finished, accepted and occupied on a date certain, which is specified by the government.

Analysis

The accounting treatment for the DHS Salt Lake development project in the formation transactions turns on whether under the pertinent accounting literature DHS Salt Lake, the activities of which today are confined to the development and construction of the ICE facility for delivery to ICE as tenant some 14 months in the future, should be characterized as a “business” at the current time.

The Company notes ASC 805-10-55-4 through 55-9 provide guidance in making the determination of whether a set of inputs, processes and outputs ought to be treated as a “business”. In particular, paragraphs 55-4 and 55-5 provide that:

55-4 A business consists of inputs and processes applied to those inputs that have the ability to create outputs. Although businesses usually have outputs, outputs are not required for an integrated set to qualify as a business. The three elements of a business are defined as follows:

a. Input. Any economic resource that creates, or has the ability to create, outputs when one or more processes are applied to it. Examples include long-lived assets (including intangible assets or rights to use long-lived assets), intellectual property, the ability to obtain access to necessary materials or rights, and employees.

b. Process. Any system, standard, protocol, convention, or rule that when applied to an input or inputs, creates or has the ability to create outputs. Examples include strategic management processes, operational processes, and resource management processes. These processes typically are documented, but an organized workforce having the necessary skills and experience following rules and conventions may provide the necessary processes that are capable of being applied to inputs to create outputs. Accounting, billing, payroll, and other administrative systems typically are not processes used to create outputs.

c. Output. The result of inputs and processes applied to those inputs that provide or have the ability to provide a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants.

55-5 To be capable of being conducted and managed for the purposes defined, an integrated set of activities and assets requires two essential elements—inputs and processes applied to those inputs, which together are or will be used to create outputs. However, a business need not include all of the inputs or processes that the seller used in operating that business if market participants are capable of acquiring the business and continuing to produce outputs, for example, by integrating the business with their own inputs and processes.

Taking the three important elements identified by ASC 805-10-55-4 a through c, the Company believes it is clear that the lease represents an “input” analogous to a blueprint in a non-governmental construction project, that is, the lease necessarily defines the construction parameters of the DHS Salt Lake project. Until the project is completed and accepted by ICE, literally everything that DHS Salt Lake and its contractors are doing is making the “inputs” that are necessary for the establishment of “processes” and the production of “outputs” at a later date, when the DHS Salt Lake property will be placed in service.

The Company reiterates that with respect to processes, none currently exist. There neither is management or operational processes in place, nor is there any organized workforce. Moreover, there is no operational support or administrative functions present or necessary at this stage of the property’s development.

With respect to outputs, none currently exist. That is, DHS Salt Lake will not be entitled to rental income or any other economic benefit until the ICE accepts and occupies the finished building, scheduled for the fall of 2011.

The Company observes that paragraph 55-5 states inputs and processes are essential to the definition of a business. While the term “essential” is not defined in US GAAP, it is commonly understood as the condition of being “absolutely necessary” or “indispensable.” In this light, the Company believes that the DHS Salt Lake’s development property lacks a sufficient amount of inputs; that is, until the property is complete (including the parking surface and perimeter fence), it represents an asset under construction that is not capable of suitably facilitating business operations given its exposure to the elements and a lack of utilities, etc. Further, there are no processes able to be applied to the partial set of inputs at Salt Lake that would create an ability to produce outputs.

The Company also evaluated the guidance in paragraph 55-5 that indicates “a business need not include all of the inputs or processes that the seller used in operating that business if market participants are capable of acquiring the business and continuing to produce outputs….” In the case of DHS Salt Lake, there is no “seller” or other party who previously operated the property; therefore, there is no present business whose output a market participant would be able to continue. In addition, the same language indicates that not all of the inputs or processes used in operating the business must be present. The Company believes this clearly implies some amount of inputs and processes are necessary for purposes of the definition. Otherwise, almost any asset might be construed to be a business solely by virtue of a market participant’s ability to integrate the asset with its own operations.

The Company also considered the guidance formerly contained in paragraph B20 of Statement 141R:

The Boards considered whether to expand the scope of this Statement to all acquisitions of groups of assets. They noted that doing so would avoid the need to distinguish between those groups that are businesses and those that are not. However, both Boards noted that broadening the scope of this Statement beyond acquisitions of businesses would require further research and deliberation of additional issues and delay the implementation of this Statement’s improvements to practice. The Boards therefore did not extend the scope of this Statement to acquisitions of all asset groups.

The Company believes paragraph B20 is consistent with its view that while the scope of business combination accounting was expanded by 141R, the “essential” requirement for inputs and processes enables practitioners to distinguish assets from businesses. Otherwise, it is not apparent how such a distinction would be operational in the application of US GAAP—which B20 states the Boards intended to preserve under Statement 141R.

The Company also believes its view is consistent with those expressed at a meeting in the fall of 2009 in which representatives of the major accounting firms and the SEC staff participated. The Company has been advised by an attendee at the meeting that the SEC staff did not object to essentially the same position as is expressed above with respect to Statement 141R on somewhat comparable facts when enunciated at such meeting. For the Staff’s convenience, the Company has included as Appendix I to this letter a copy of a discussion paper that was shared with the Staff at the 2009 meeting. The Company believes that Scenario 1 of Appendix A to Appendix I (a vacant office building) is somewhat comparable to the DHS Salt Lake property in that in the hypothetical, no processes were present at the date of acquisition. However, in contrast to the DHS Salt Lake property, Scenario 1 describes a fully constructed building, rather than a building and related improvements currently under construction. But even in that case, no views were identified at the meeting to treat the vacant office building as a business under Topic 805.

Finally, the Company has compiled and attached as Appendix II a brief series of excerpts of interpretive accounting views published by certain practitioners of US GAAP (major public accounting firms). While not authoritative, the Company believes these excerpts affirm that its view is consistent with the interpretation of the professional standards that has occurred in practice.

Accordingly, the Company takes the position, to which it respectfully requests the Staff not to object, that the DHS Salt Lake property undergoing development is an “asset” and not a “business” under the relevant accounting literature.

The Company respectfully believes that the supplemental information contained herein and attached hereto, is responsive to the Staff’s supplemental comments. If you have any questions or would like further information regarding the Company’s responses to your Supplemental Comment Letter, please do not hesitate to contact me at 804-897-0645.

Sincerely,

ROBERT R. KAPLAN, JR.
Robert R. Kaplan, Jr.

Enclosures

cc:	Richard Baier
Kevin Kelly
Ed Paneque
John Rainis
James Gerace
Jeffrey Lenz
Adam Brown
Brandon Landas
Edward F. Petrosky, Esquire
J. Gerard Cummins, Esquire
Robert R. Kaplan, Esquire

Response to Comment No. 48

In response to the Staff’s comment, please see the Company’s revised disclosure on pgs. F-2-F-3 of Amendment No.1.

Unaudited Pro Forma Balance Sheet, page F-3

49.	As you will be accounting for the contribution of Denver as a business combination, please tell us how you determined it was appropriate to record deferred financing costs, net related to this business combination.

Response to Comment No. 49

The deferred financing costs, net balance for Denver has been removed from the pro forma balance sheet. The Company’s original inclusion thereof was an oversight.

Notes to Unaudited Pro Form Financial Information

Note 1 – Basis of Presentation

General, page F-5

50.	Please provide to us management’s analysis supporting the current accounting treatment for the formation transactions, including references to the authoritative accounting literature relied upon. Within your response, please be sure to address the following comments.

Response to Comment No. 50

The Company believes that each of Comments 50 through 54 (and all of those comments, taken together) address the overall accounting for the formation transactions described in the Registration Statement and can best be addressed by one comprehensive discussion of that accounting in response to Comment 50. Where appropriate in this response, we have referenced each of Comments 51 through 54 when the discussion bears directly on the substance of those comments. With that in mind, here is the Company’s response to Comment 50:

The relevant entities for purposes of the following response include the following –

•	The Company, formed in March 2010 and general partner of our operating partnership.

•	Our operating partnership, formed in April 2010.

•	Jacksonville Field, operating a federal government single-tenant leased property in Jacksonville, Florida.

•	Great Falls, operating a federal government single-tenant leased property in Great Falls, Montana.

•	DHS Denver, operating a federal government single-tenant leased property near Denver, Colorado.

•	DHS Salt Lake, (“Salt Lake”), developing a federal government single-tenant leased property in Salt Lake City, Utah.

The beneficial owners of these entities only include the following –

•	Richard Baier (“R. Baier”), husband of Cathleen Baier.

•	Cathleen Baier (“C. Baier”), wife of R. Baier (R. Baier and C. Baier are referred to collectively as the “Baiers”).

•	Daniel Carr (“Carr”).

•	The Minority Owner is owned by parties unrelated to R. Baier, C. Baier and Carr.

[Comment 52] The ownership percentages are as follows:

	R. Baier* and C. Baier*	Carr*	Minority Owner	Total
Company	48.90%	46.10%	5.00%	100.00%
Operating Partnership	Owned 99.0% by the Company and 1.00% by R. Baier prior to IPO
Jacksonville Field	48.94%	46.06%	5.00%	100.00%
Great Falls	48.94%	46.06%	5.00%	100.00%
DHS Denver	46.36%	43.64%	10.00%	100.00%
DHS Salt Lake	51.50%	48.50%	0.00%	100.00%

*The above table reflects both economic and voting percentages and none of the owners have a written or verbal contractual obligation to vote in accordance with any other owner.

[Comment 52] In determining the appropriate accounting for the formation transactions, we considered whether there was a control person or group. We viewed R. Baier and C. Baier as a single owner for purposes of this assessment, in accordance with the guidance in EITF 02-5, paragraphs 3 and 7,1 and the SEC staff speech quoted below. Except for DHS Salt Lake, no person or group unilaterally controls any of the contribution properties (Jacksonville Field, Great Falls, DHS Denver and DHS Salt Lake). However, the control by the Baiers of DHS Salt Lake is not relevant, because we determined that DHS Salt Lake is not the accounting acquirer in the formation transactions. As such, the formation transactions do not involve entities under common control.

We also note that BC Development Co. is not part of the formation transactions, and its equity interests will not be transferred to the Company or our operating partnership. BC Development Co. will continue to be beneficially owned by C. Baier and Carr after the formation transactions. We will enter into an assignment agreement with BC Development Co. in which we will obtain the rights to the “BC Development” name and brand in perpetuity. BC Development Co. has bids pending with the GSA for federal government, single-tenant development projects; therefore, the assignment agreement licenses-back to BC Development Co. the “BC Development” name solely for purposes of prosecuting these bids for the account of the Company. If any of these bids are awarded, under the terms of the assignment agreement, BC Development Co. has agreed to cause the federal government to make each award to a special purpose entity to be formed and owned by our operating partnership, which entity will be the developer and landlord of any such project. At such time as the bidding process for all of the current bids is completed, irrespective of the award of the particular bids, such license-back will terminate.

Without a transaction among entities under common control, we next considered whether the formation of the Company and our operating partnership and the transfer of any of the contribution properties into our operating partnership represent a non-substantive transaction as contemplated in Question 2 of FASB Technical Bulletin 85-5, which reads:

… However, if the exchange lacks substance, it is not a purchase event and should be accounted for based on existing carrying amounts. That is, if the minority interest does not change and if in substance the only assets of the combined entity after the exchange are those of the partially owned subsidiary prior to the exchange, a change in ownership has not taken place, and the exchange should be accounted for based on the carrying amounts of the partially owned subsidiary's assets and liabilities.

This matter is also discussed in the following excerpt from a 1997 SEC staff speech:2

[1]

These paragraphs state, “The FASB staff understands that the SEC staff has indicated that common control exists between (or among) separate entities only in the following situations: … Immediate family members hold more than 50 percent of the voting ownership interest of each entity (with no evidence that those family members will vote their shares in any way other than in concert)…. Immediate family members include a married couple and their children …” and “The SEC Observer stated that SEC registrants should continue to follow the guidance in paragraph 3, above, when determining whether common control of separate entities exists.”

[2]	Speech by Donna L. Coallier, December 9, 1997, available at: http://www.sec.gov/news/speech/speecharchive/1997/spch193.txt

How to account for combinations of, or transfers or exchanges between, entities with a high degree of common ownership? Specifically, the staff is asked to concur that these transactions should be accounted for at historical cost. In assessing whether to account for these transactions at historical cost or fair value, two questions are relevant:

1. Are the entities under common control as described in AIN 396 , and

6 AICPA Accounting Interpretation 39 to APB Opinion No. 16, Business Combinations (AIN 39), addresses transfers and exchanges between entities under common control.

2. Does the transfer lack substance as described in FTB 85-57?

7 FASB Technical Bulletin No. 85-5 (FTB 85-5) addresses issues relating to accounting for business combinations, including stock transactions between companies under common control.

Common Control

When there is a transfer or an exchange between companies under common control, AIN 39 states that “assets and liabilities so transferred would be accounted for at historical cost in a manner similar to that in pooling-of-interests accounting”.8 Registrants have asserted that common control exists between different companies when there is common majority ownership by an individual, a family, or a group affiliated in some other way.

8 AIN 39 also states that “purchase accounting applies when the effect of a transfer or exchange is to acquire all or part of the outstanding shares held by the minority interest of a subsidiary”. FTB 85-5 provides guidance on determining whether a minority interest is acquired.

Common control between different companies often exists when one shareholder holds more than 50% of the voting ownership of each company. Common control may also exist when a group of shareholders holds more than 50% of the voting ownership of each company, and all members of the group agree to vote those shares in concert.

The staff generally does not object to assertions that immediate family members vote their shares in concert absent evidence contradicting those assertions. The staff believes immediate family members include a married couple and their children, but not the married couple’s grandchildren. Businesses owned in varying combinations by a married couple and their children or among living siblings and their children may be viewed by the staff to be under common control.

However, the staff has objected to assertions that different companies owned by individuals that are not members of an immediate family are under common control unless there is contemporaneous written evidence of an agreement to vote a majority of an entity’s shares in concert. The staff has not accepted oral agreements as evidence of common control outside of an immediate family. Nor has the staff accepted new agreements as evidence that the companies were operated under common control in the past.

Non-substantive exchange

When there is a transaction between entities with a high degree of common ownership, but that are not under common control, the staff assesses the transaction to determine whether the transaction lacks substance. FTB 85-5 provides an example of a similar assessment in an exchange between a parent and a minority shareholder in one of the parent’s partially owned subsidiaries. Paragraph 6 of FTB 85-5 states, in part:

… if the minority interest does not change and if, in substance, the only assets of the combined entity after the exchange are those of the partially owned subsidiary prior to the exchange, a change in ownership has not taken place, and the exchange should be accounted for based on the carrying amounts of the partially owned subsidiary’s assets and liabilities.

Similarly, in a transfer or exchange between entities with a high degree of common ownership, the staff compares the percentages owned by shareholders in the combined company to the percentages owned in each of the combining companies before the transaction. When the percentages have changed or the owned interests are not in substance the same before and after the transaction, the staff believes a substantive transaction has occurred and has objected to historical cost accounting.

[Comment 52] Because the ownership percentages of Jacksonville Field and Great Falls are identical, we concluded that the combination of Jacksonville Field and Great Falls represents a non-substantive exchange. We also concluded that the combination of these businesses (Jacksonville Field and Great Falls) with the Company represent a non-substantive exchange for three reasons. First, Jacksonville Field, Great Falls and the Company (and indirectly our operating partnership, which is 99.0% owned by the Company and 1.0% by R. Baier) have ownership percentages that are in substance the same. The slight differences in the ownership percentages in the Company and our operating partnership did not arise from any substantive economic factors. They resulted solely from the fact that, because the Company issued only 1,000 shares and did not issue fractional shares, it was mathematically impossible to issue Company shares in exactly the same ownership percentages. Because under state law two parties are required to form a partnership, Mr. Baier was made a limited partner with a nominal interest in our operating partnership, which interest will be reacquired at the closing. Second, the planned sequence of the formation transactions is that the Company will acquire Jacksonville Field and Great Falls before it acquires the other contribution properties. Third, we view the Company and our operating partnership as non-substantive entities, formed to facilitate the formation transactions3 – not as substantive entities that could be the acquirer for accounting purposes.4

[Comment 52] The accounting for non-substantive transactions is, as discussed above, to record them at their carrying amounts. When such transactions involve businesses, as is the case with Jacksonville and Great Falls, in practice they are reflected retroactively in the financial statements in a manner similar to a pooling, consistent with the accounting for transactions among companies under common control pursuant to ASC 805-50-05-5, 805-50-45-2 and 805-50-45-4 through 45-5, formerly paragraphs D-10,5 D-126 and D-137 of FASB Statement 141R, and ASC 250-10-45-21, formerly paragraph 23 of FASB Statement 154.8

[3]

Jacksonville Field and Great Falls are both limited liability companies. Therefore, it was judged to be easier to simply have the contributors contribute their equity interests in Jacksonville Field and Great Falls directly to our operating partnership in exchange for OP units, rather than have Jacksonville Field or Great Falls acquire everything and elect to be taxed as a REIT. As discussed in ASC 805-10-55-15, formerly paragraph A15 of FAS 141R, “A new entity formed to effect a business combination is not necessarily the acquirer. If a new entity is formed to issue equity interests to effect a business combination, one of the combining entities that existed before the business combination shall be identified as the acquirer by applying the guidance in paragraphs 805-10-55-10 through 55-14. In contrast, a new entity that transfers cash or other assets or incurs liabilities as consideration may be the acquirer.”

[4]

At closing, we plan to reacquire the $1,000 of stock issued upon formation of the company, and R. Baier’s 1.0% limited partnership interest in our operating partnership. We do not believe this changes the substance of the formation transactions. This will occur to assure that no value, whether as compensation or otherwise, is transferred to the contributors other than OP units and cash in exchange for our contribution properties.

[5]

This paragraph states, “Some transfers of net assets or exchanges of shares between entities under common control result in a change in the reporting entity. In practice, the method that many entities have used to account for those transactions is similar to the pooling-of interests method” (emphasis added).

[6]

This paragraph states, “The financial statements of the receiving entity should report results of operations for the period in which the transfer occurs as though the transfer of net assets or exchange of equity interests had occurred at the beginning of the period.”

[7]

This paragraph states, “Similarly, the receiving entity should present the statement of financial position and other financial information as of the beginning of the period as though the assets and liabilities had been transferred at that date. Financial statements and financial information presented for prior years also should be retrospectively adjusted to furnish comparative information.”

[8]

This paragraph states, “When an accounting change results in financial statements that are, in effect, the statements of a different reporting entity, the change shall be retrospectively applied to the financial statements of all prior periods presented to show financial information for the new reporting entity for those periods.”

[Comment 51] Because the combination of Jacksonville Field, Great Falls and the Company is viewed as a non-substantive event for accounting purposes and reflected in the financial statements as if the entities had always been one entity and will occur before the Company acquires the other properties, we believe it is appropriate to view these entities as one for purposes of identifying the accounting acquirer in the formation transactions and that this is the approach that is used in practice. (It should be noted that if Jacksonville Field and Great Falls were not viewed as one for purposes of identifying the accounting acquirer, the accounting for the formation transactions would not change. This is because, as discussed below, Jacksonville Field would be the accounting acquirer in the formation transactions, and the combination of Jacksonville Field and Great Falls would still be accounted for by recording Great Falls’ accounts retroactively at carryover basis for the reasons discussed above.)

[Comment 53] The other properties to be acquired in the formation transactions in exchange for securities and cash consist of DHS Denver and DHS Salt Lake. Since the ownership percentages of DHS Denver and DHS Salt Lake are different than the ownership percentages of the Company (and, indirectly, our operating partnership), the exchanges of interests for those entities are substantive transactions. The acquisition properties to be acquired in the formation transactions are to be acquired from unrelated third parties for cash (and in one instance cash and assumption of debt) and, accordingly, are also substantive transactions.

[Comment 51] With respect to the acquisitions of DHS Denver and DHS Salt Lake, we determined that the combined Jacksonville Field/Great Falls business (referred to as the “predecessor” in the AMENDMENT No. 1) is the accounting acquirer. In fact, Jacksonville Field on its own is substantially larger than any of the other contribution properties and, if viewed alone, would be deemed the accounting acquirer as noted above. We made this determination based on the guidance in ASC 805-10-55-12 and 805-10-55-13, particularly in what were formerly paragraphs A12.a and A13 of FASB Statement 141R, which state:

“Paragraph A12: Other pertinent facts and circumstances also shall be considered in identifying the acquirer in a business combination effected by exchanging equity interests, including:

a. The relative voting rights in the combined entity after the business combination— The acquirer usually is the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity. In determining which group of owners retains or receives the largest portion of the voting rights, an entity shall consider the existence of any unusual or special voting arrangements and options, warrants, or convertible securities.

Paragraph A13: The acquirer usually is the combining entity whose relative size (measured in, for example, assets, revenues, or earnings), is significantly larger than that of the other combining entity or entities.”

The operations of the combined Jacksonville Field and Great Falls are larger than the operations of either DHS Denver or DHS Salt Lake. The amounts are shown below (in thousands):

	Assets at 3/31/2010	Revenues Quarter Ended 3/31/10
Jacksonville Field	$45,711	$1,223
Great Falls	19,634	555

Combined Jacksonville Field/Great Falls	65,345	1,778
DHS Denver	19,066	568
DHS Salt Lake	3,883	—

While not yet finalized, the consideration to be issued upon the transfer of interests in the contribution properties to the operating partnership (substantially OP units) will be based on the relative transfer values for each property. Those transfer values will be determined based on expected operating cash flows, less outstanding indebtedness. Because Jacksonville Field and Great Falls have the largest debt loads in relation to their expected cash flows, the consideration to be issued for those two contribution properties, in the aggregate, is actually expected to be less than for either DHS Denver or DHS Salt Lake. Because the owners of DHS Denver and DHS Salt Lake are expected to receive greater consideration but the operations of the combined Jacksonville Field and Great Falls are larger, this guidance provides conflicting direction in identifying the accounting acquirer. Thus, judgment is required in weighing the relevance of the factors and arriving at a conclusion. The voting interests factor in Paragraph A12 is an indicator of relative control, calling for a focus on the entity with greatest relative control after the transaction (similar to the factors in Paragraphs C12 and D12 related to composition of the board and senior management). In this transaction there are no significant effects on control rights, so an analysis of control rights provides less relevant information for determining the accounting acquirer. The Baiers and Carr share control of the three operating contribution properties before the formation transactions, and after the formation transactions neither the Baiers nor Carr will have control of the contribution properties. Further, neither the Baiers nor Carr will achieve greater control than the other through the post-formation transaction board of directors or management structure of the Company. In addition, the reason why the owners of DHS Denver and DHS Salt Lake are expected to receive the greatest consideration is not related to control factors. Rather, this will occur because DHS Denver and DHS Salt Lake incurred less debt than has been incurred in respect of the contribution properties. Therefore, we concluded that this factor did not provide persuasive evidence for use in identifying the accounting acquirer. Rather, we concluded that relative size was the more relevant factor. Accordingly, we identified the combined Jacksonville Field and Great Falls (or Jacksonville Field if viewed alone) as the accounting acquirer.

Regarding the exchange of interests for DHS Denver, we believe that DHS Denver is a business as defined in ASC 805, Business Combinations, as it represents an integrated set of activities (renting of property under a lease) and assets (the completed building) that are being conducted and managed for the purpose of providing a return to investors. As the exchange is substantive, it will therefore be accounted for as a business acquisition by the Company, through our operating partnership, and acquisition accounting will be followed.

[Comment 54] Regarding the exchange of interests for DHS Salt Lake, we note that, as of the expected closing date of the offering and the actual exchange, the Salt Lake contribution property still will be under construction and, as such, we believe it will represent the acquisition of an asset. For a set of activities and assets to be considered a business, the activities and assets must require inputs and processes applied to those inputs, which together are or will be used to create outputs. Further, ASC 805-10-55-5, formerly paragraph A5 of FASB Statement 141R, indicates for an integrated set to meet the definition of a business, the presence of activities and assets is “essential.” Therefore, when there are no processes in place to generate investor returns, a set of assets cannot represent a business. While DHS Salt Lake does have an executed operating lease agreement for the Salt Lake contribution property, there will be no processes in place to generate investor returns until after construction is completed.

[Comment 54] We also note paragraph 55-5 does not require “all of the inputs or processes that the seller used in operating that business if market participants are capable of acquiring the business and continuing to produce outputs, for example by integrating the business with their own inputs and processes” (emphasis added). We believe that this language also indicates that some processes must be present for a business to exist. Otherwise, almost any asset might be construed to be a business with enough creative thinking about processes to be created by the acquirer.9 However, during the construction phase of the Salt Lake contribution property, no market participant can apply processes sufficient to produce outputs that provide returns to the investors. As such, we determined that transfer of interests in DHS Salt Lake represented an asset purchase rather than a business acquisition.

As an asset purchase, we next considered SAB Topic 5G which provides guidance on the accounting for the transfer of nonmonetary assets by promoters or shareholders just prior to, or contemporaneously with, an initial public offering. Pursuant to SAB Topic 5G, in such transfers, the transferred asset should be recorded at the transferor’s historical cost basis, determined under GAAP. We note that we do not qualify for the rare exceptions to this guidance, because the fair value of the contribution properties property or of the equity consideration to be issued at contribution is not objectively measurable.

With respect to BC Development Co., the Company will not acquire or own equity interests in that company but rather will receive certain assets from BC Development Co., pursuant to the assignment and license agreement. However, neither we, nor our operating partnership, will pay any consideration to BC Development Co., under the assignment and license agreement, and because the assets we are acquiring have no recorded carrying values, under SAB Topic 5G our acquisition thereof will not result in any accounting.

In the formation transactions, we will also acquire other properties from unrelated third parties for cash and in one case assumption of debt. Based on ASC 805-10-55-11, formerly paragraph A11 of FASB Statement 141R,10 the accounting acquirer in the other formation transactions is also the accounting acquirer in these transactions.

[9]

These issues and our view were discussed at a meeting in the fall of 2009 in which representatives of the major accounting firms and the SEC staff participated. We understand that the staff did not object to this position.

[10]

This paragraph states, “In a business combination effected primarily by transferring cash or other assets or by incurring liabilities, the acquirer usually is the entity that transfers the cash or other assets or incurs the liabilities.”

On page F-5 of the initial filing of the Registration Statement, we stated that “Since the initial ownership of the Company and the ownership of USFPT Predecessor are identical, the acquisition of USFPT Predecessor will be accounted for as a reorganization of entities under common control. Accordingly, the accounts of USFPT Predecessor will be reflected retroactively at carryover basis in the Company’s financial statements …” (emphasis added). Although the accounting and basis for it are the same, the acquisition of our predecessor is a non-substantive transaction – not a reorganization of entities under common control. Therefore, in Amendment No. 1, please see the revised disclosure on pg. F-7.

The Company believes that the foregoing responds to Comments 50 through 54 of the Staff’s comment letter and acquits the accounting for the formation transactions described in the Registration Statement.

51.	Please tell us how you determined it was appropriate to select two entities as the accounting acquirer as it appears that ASC 805 requires that a single legal entity should be the accounting acquirer.

Response to Comment No. 51

Please see the Company’s response to Comment No. 50 and especially those portions of such response preceded by [Comment 51].

52.	It appears that you have recorded the acquisition of the Jacksonville, Florida property and the Great Falls, Montana property as a reorganization of entities under common control. Please provide information supporting that common control exist including organization charts. Within your response please provide information supporting a control group exists given Mr. Daniel Carr does not appear to be related to Mr. and Mrs. Baier.

Response to Comment No. 52

Please see the Company’s response to Comment No. 50 and especially those portions of such response preceded by [Comment 52].

53.	Please tell us why the Denver, Colorado and Salt Lake City, Utah properties were excluded from your reorganization of entities under common control.

Response to Comment No. 53

Please see the Company’s response to Comment No. 50 and especially those portions of such response preceded by [Comment 53].

54.	Please tell us management’s basis for determining that the acquisition of the Salt Lake City, Utah development property should be accounted for as an asset acquisition. Within your response, please address how the existence of an executed lease agreement effected this determination.

Response to Comment No. 54

Please see the Company’s response to Comment No. 50 and especially those portions of such response preceded by [Comment 54].

Purchase Price Allocations, page F-5

55.	Please tell us and disclose in your filing if you use the non-cancelable lease term in your calculation of lease intangibles.

APPENDIX I

Overview

ASC 805, Business Combinations, broadens the definition of a business from the previous guidance in EITF Issue No. 98-3, “Determining Whether a Nonmonetary Transaction Involves Receipts of Productive Assets or of a Business” (EITF 98-3). As a result, we expect more transactions to qualify as business combinations. As discussed further below, the determination of whether an acquired set of activities and assets constitutes a business is critical because (i) the accounting for a business combination is significantly different from that of an asset acquisition, and (ii) the issue of “what is a business” has broader implications beyond business combinations as the definition appears elsewhere in US GAAP literature.

Also, given that the definition of a business and related application guidance in ASC 805 and IFRS 3 (as revised) are identical, it would be reasonable to expect a consistent interpretation of what constitutes a “business” under the new business combination standards. However, there appears to be potentially significant and unexpected divergence in the application of the definition of a business under the new standards to specific types of transactions, which we wanted to raise with the SEC staff.

Finally, we would like to discuss with the SEC staff the application of the definition of a business under ASC 805 to certain transactions in the real estate, life sciences and oil and gas industries, which are included in Appendix A.

Business combination versus asset acquisition

The determination of whether an acquired set of activities and assets represents a business is critical because there are many differences in the accounting for a business combination versus an asset acquisition, including the following:

•	Goodwill or a gain on a bargain purchase arises only in a business combination

•	The initial measurement of assets acquired and liabilities assumed is generally fair value in a business combination versus allocated cost (on a relative fair value basis) in an asset acquisition

•	Directly attributable acquisition-related costs are expensed in a business combination, but are generally capitalized in an asset acquisition

•

Contingent consideration is recognized at fair value on the acquisition date in a business combination, whereas contingent consideration in an asset acquisition is generally recognized when it is probable that a liability has been incurred and the amount can be reasonably estimated

•

Acquired in-process research and development (IPR&D) assets are capitalized in a business combination regardless of whether the acquired assets have an alternative use, whereas IPR&D assets acquired in an asset acquisition are expensed unless the assets have an alternative future use[1]

[1]

In September 2009, the FASB issued a Proposed Accounting Standards Update, “Research and Development Assets Acquired and Contingent Consideration Issued in an Asset Acquisition”, which addresses the accounting for research and development assets acquired in

•	Other possible differences include the accounting for deferred taxes as well as differences in required financial statement disclosures

Effect of the change in the definition of a business on other US GAAP

The expanded definition of a business affects other areas of US GAAP. Because EITF 98-3 has been nullified, the definition of a business in ASC 805 will apply in any situation in which it is necessary to determine whether an entity is a business. The following are areas in which the revised definition may affect current accounting under other US GAAP:

•

Determination of reporting units for purposes of allocating goodwill and testing it for impairment under ASC 350, Intangibles—Goodwill and Other – as a result of the broadened definition of a business, the number of reporting units could increase if previous components that did not qualify as a “business” under EITF 98-3 now qualify under the revised definition

•

Allocation of goodwill upon disposition of a portion of a reporting unit under ASC 350 – as a result of the broadened definition of a business, more net assets that are disposed of will be considered businesses, requiring allocation of a portion of the reporting unit’s goodwill to that business (such allocation would affect the gain or loss on the disposal of the business)

•

Business scope exception for variable interest entities under ASC 810-10-15-17, Consolidation – as a result of the broadened definition of a business, more entities may be excluded from the scope of accounting for variable interest entities

In addition, the FASB has issued proposed amendments2 to ASC 810-10, which would limit the scope of the decrease in ownership provisions of ASC 810-10 to businesses or nonprofit activities. Accordingly, companies will be required to assess whether the disposition meets the definition of a business in ASC 805 when applying the deconsolidation provisions of ASC 810.

US GAAP versus IFRS

As indicated above, the definition of a business and related application guidance in ASC 805 and IFRS 3 (as revised) are identical. While the change to the definition of a business under US GAAP was clearly significant, the change to the definition of a business under an asset acquisition, including the treatment of contingent consideration. Under the proposal, the allocated cost of all tangible and intangible research and development assets acquired in an asset acquisition would be capitalized, regardless of whether the assets have a future alternative use.
[2]

On 28 August 2009, the FASB issued a Proposed Accounting Standards Update, “Accounting and Reporting for Decreases in Ownership of a Subsidiary — a Scope Clarification,” which addresses implementation issues associated with the provisions of ASC 810 that describe the accounting for decreases in the ownership of a subsidiary.

IFRS appears more subtle and less significant leading many to believe that little change to practice should result with respect to what constitutes a business.

Based on discussions with our European colleagues, there appears to be potentially significant and unexpected divergence in the application of the definition of a business to certain transactions in the real estate industry (note that any possible differences in interpretation are not limited to this industry). For example, under US GAAP, most operating real estate transactions are expected to qualify as a business combination whereas, under IFRS, such transactions (especially single property transactions) are expected to qualify as an asset acquisition. The differences in interpretation primarily relate to the following areas:

•	Whether any processes are acquired

•	Significance of the processes acquired

•	Single asset versus portfolio transactions

Whether any processes were acquired

There appears to be divergence in interpretation between US GAAP and IFRS with respect to whether any processes are acquired in the acquisition of an operating real estate property.

Significance of the processes acquired

US GAAP does not contemplate an evaluation of the significance of the processes acquired. Rather, US GAAP focuses on whether processes have been acquired and if not all of the processes have been acquired, whether a market participant would otherwise be able to continue to produce outputs by integrating the acquisition with its own processes or entering into third-party service contracts, such as a management contract to perform those processes.

Under IFRS, it appears that the significance of the processes acquired may be considered in assessing whether a real estate transaction is a business combination or an asset acquisition. This view is primarily based on the guidance in IAS 40, Investment Property. LAS 40 indicates that even if an investment property has related ancillary services, the property may be accounted for as investment property as long as the ancillary services are insignificant to the arrangement as a whole. Further, many believe that the Board implicitly addressed the business versus asset distinction in IAS 40.BC37-39 and concluded a “significance” test was appropriate. Therefore, in a real estate environment, the IFRS view would consider the significance of the processes that are acquired. Under this view, a question arises as to whether the significance of the process is relevant only to real estate acquisitions, or whether this principal should be applied to acquisitions in industries other than real estate.

Single asset verses portfolio transaction

Under both US GAAP and IFRS, when a buyer acquires a portfolio of properties, it is more likely that the buyer acquired a business. Furthermore, if the seller sold a business, then it is possible that the buyer may have acquired some of the seller’s substantive business processes (particularly where all or a large part of the overall portfolio is acquired) in which case this would generally be a business combination.

Appendix A—Industry examples in evaluating whether an acquired set of activities or assets is a business

Real Estate Industry

Scenario 1: Acquisition of vacant office building

Company A acquired a vacant office building from Company B. Company A did not acquire any other inputs or processes.

View A: The acquisition of the vacant office building is not a business under ASC 805. While Company A acquired an input (vacant office building), it did not acquire any processes.

Scenario 2: Acquisition by REIT of a single fully-leased office building subject to a triple net lease

REIT Co. A acquires a single fully-leased office building subject to a single long-term triple net lease from REIT Co. B. Under the terms of the triple net lease agreement, the lessee pays all taxes, insurance and maintenance. REIT Co. A does not acquire any processes from REIT Co. B.

View A: REIT Co. A acquired a business pursuant to ASC 805. REIT Co. A acquired inputs (triple net lease agreement and office building) that are currently producing outputs (rental income). Because the revenue producing activities associated with the acquired set remain the same before and after the acquisition, this suggests that the acquired set is a business.

View B: REIT Co. A did not acquire a business pursuant to ASC 805. While REIT Co. A acquired inputs (triple net lease agreement and office building) that are currently producing outputs (rental income), it did not acquire any processes and, therefore, the acquisition is not a business.

Scenario 3: Acquisition by REIT of a single fully-leased office building subject to a multiple long-term leases

REIT Co. A acquires a single fully-leased office building subject to long-term leases with multiple tenants from REIT Co. B. REIT Co. A does not acquire any processes (e.g., lease management, marketing, security, maintenance) from REIT Co. B.

View A: REIT Co. A acquired a business pursuant to ASC 805. REIT Co. A acquired inputs (lease agreements and office building) that are currently producing outputs (rental income). Because the revenue producing activities associated with the acquired set remain the same before and after the acquisition, this suggests that the acquired set is a business.

View B: REIT Co. A did not acquire a business pursuant to ASC 805. While REIT Co. A acquired inputs (lease agreements and office building) that are currently producing outputs (rental income), it did not acquire any processes and, therefore, the acquisition is not a business.

Scenario 4: Acquisition by REIT of a large portfolio of fully-leased commercial properties

REIT Co. A acquires a large portfolio of fully-leased commercial properties consisting of office buildings and shopping centers from REIT Co. B. REIT Co. A acquires processes (lease management, marketing, common area operations, security, maintenance) from REIT Co. B.

View A: REIT Co. A acquired a business pursuant to ASC 805. REIT Co. A acquired inputs (lease agreements, office buildings and shopping centers), processes (lease management, marketing, common area operations, security, maintenance) and outputs (rental income).

Life Sciences

Scenario 1: Acquisition of development stage entity with only a license to a product candidate

Biotech A acquires all of the outstanding shares of Biotech B, which is a development stage company. Due to a current lack of funding, Biotech B has only a license to a product candidate. It currently has no employees and no other significant assets. Because of the lack of funding, neither clinical trials nor development is currently being performed. When additional funding is obtained, Biotech A plans to commence phase I clinical trials for the product candidate.

View A: Biotech A did not acquire a business under ASC 805. Biotech B has no employees and is not currently pursuing a plan to produce outputs (no clinical trials or research and development is currently being performed). While Biotech B has an input (license), it lacks processes to apply to the license in order to create outputs.

Scenario 2: Acquisition of a product candidate in clinical trials (outsourced) from a development stage entity

Biotech A acquires a product candidate from Biotech B. Biotech B is a development stage company that currently has one product candidate in clinical trials, which are outsourced to a clinical research organization (CRO). Biotech B has an active board of directors that is monitoring the clinical trials. Biotech B has minimal assets other than a license to the product candidate. The current management and other employees of Biotech B and the CRO contract will not be acquired by Biotech A. Biotech B will terminate all employees and has negotiated the termination of the CRO contract for clinical trials of the product candidate upon sale of product candidate.

View A: Biotech A acquired a business under ASC 805. Biotech B has acquired an input (license). Even though Biotech A did not acquire any of Biotech B’s processes (the outsourced clinical trials and the related supervision by Biotech B’s board of directors), because a market participant would be capable of continuing development of the product candidate by integrating the license into its own inputs and processes, Biotech A acquired a business.

View B: Biotech A did not acquire a business under ASC 805. Biotech A has acquired only an input (license). Because Biotech A has not acquired any of Biotech B’s processes (the outsourced clinical trials and the related supervision by Biotech B’s board of directors), Biotech A did not acquire a business.

Scenario 3: Acquisition of a development stage entity (including founder) with a license to a product candidate

Biotech A acquires all of the outstanding shares of Biotech B, which is a development stage company with a license to a product candidate. Because of the lack of funding, neither clinical trials nor development is currently being performed (previous development activities were terminated due to the lack of funding). Biotech B currently has no employees other than the founder and has minimal other assets. The founder is a well-respected scientist who has successfully developed similar product candidates at other companies. The founder created the protocols and plans for the continued development of the product candidate prior to the acquisition of Biotech B by Biotech A. The founder will become an employee of Biotech A subject to a three year employment contract subsequent to the closing of the transaction.

View A: Biotech A did not acquire a business under ASC 805. While Biotech B has inputs (license and founder), it lacks sufficient processes to apply to the license to create outputs. The founder would not be considered an organized workforce and Biotech B has no other employees. In addition, Biotech B is not pursuing a plan to produce outputs (no research and development is currently being performed).

View B: Biotech A acquired a business under ASC 805. Biotech B has inputs (license and founder) and processes (founder along with protocols and plans for continued development of the product candidate). The founder is considered to be an organized workforce since the founder has the necessary skills and experience to apply the existing protocols and plans that he created to continue the development of the product candidate.

Scenario 4: Acquisition of a development stage entity (including founder and employees) with a license to a product candidate in clinical trials

Biotech A acquires all of the outstanding shares of Biotech B, which is a development stage company that has a license to a product candidate. Phase I clinical trials are currently being performed by Biotech B employees (one of which is the founder of Biotech B that discovered the product candidate). Biotech B has developed an infrastructure and anticipates developing commercial production and marketing of the product being developed once it is approved.

View A: Biotech A has acquired a business under ASC 805. Biotech B has inputs (license and employees) and processes (performance of clinical trials) and is currently producing outputs in the form of further enhancing the product candidate.

Oil and Gas / Mining Industry

Scenario 1: Acquisition of a mineral interest (i.e., an unproven property)

E&P Co. A acquires a mineral interest from E&P Co. B on which it intends to perform exploration activities to determine if reserves exist. The mineral interest is an unproven property and there have been no exploration activities performed on the property.

View A: E&P Co. A did not acquire a business under ASC 805. While E&P Co. A acquired an input (mineral interest), it did not acquire any processes.

Scenario 2: Acquisition of a mineral interest in which the seller has performed geological studies and surveys and has drilled or is in the process of drilling exploratory wells

E&P Co. B owns a 100% mineral interest in a property and has commenced exploration activities. That is, E&P Co. B has conducted geological studies and surveys and has successfully constructed exploratory wells, which indicate that mineral reserves exist. E&P Co. A, a large exploration and production company, acquires the mineral interest, studies, surveys and exploratory wells from E&P Co. B.

View A: E&P Co. A did not acquire a business under ASC 805. While E&P A acquired a input (mineral interest), it did not acquire any processes.

View B: E&P Co. A acquired a business under ASC 805. E&P Co. A acquired inputs (mineral interest) and processes (exploration processes which consist of geological studies and surveys and drilling of or plans to drill exploratory wells). Because the acquired set is capable of providing a return to investors and a market participant would be capable of integrating the acquired set with its own inputs and processes to create outputs, E&P Co. A acquired a business.

Scenario 3: Acquisition of a proven property with a mineral interest that is currently producing oil and gas

E&P Co. A acquires a property that currently has oil and gas production activities in place. However, E&P Co. A will not hire any of the current operator’s employees and E&P Co. A will take over the existing operations by using its own employees.

View A: E&P Co. A acquired a business under ASC 805. The property represents an input that is currently producing outputs. The processes include the gas production facilities that exist on the property. While no employees are acquired, the property has sufficient processes in place such that the acquisition of the property is considered a business acquisition.

APPENDIX II

Excerpts of non-authoritative interpretations of ASC 805-10-55-4 through 55-9

KPMG, Accounting for Business Combinations and Noncontrolling Interests, February 2010

An acquired integrated set of assets and activities must include both inputs and processes to qualify as a business (Statement 141(R), par. A5 (ASC paragraph 805-10-55-5)) and be accounted for as a business combination. If the acquired set includes only inputs (and thus does not include processes), the acquired set would be accounted for as an asset acquisition rather than as a business combination. However, an integrated set does not need to include all of the inputs and processes the seller used in operating the integrated set if market participants are capable of acquiring the integrated set and continuing to produce outputs. If market participants are capable of producing outputs by integrating the acquired set of activities and assets with their own inputs and processes, the integrated set would most likely be a business. If a market participant could otherwise readily obtain the missing inputs and processes without significant delay or difficulty, the acquired set would usually meet the definition of a business.

Ernst & Young, Hot Topic-Definition of a Business under ASC 805, November 11, 2009

While the expanded definition of a business does not require that the acquired set of activities and assets contain all of the inputs and processes necessary to be considered a business, we do, however, believe that in most cases the acquired set of activities and assets must have at least some inputs and processes to be considered a business. That is, if an acquirer obtains control of an input or set of inputs without any processes, in most cases we do not believe the acquired input(s) would be considered a business even if a market participant had all the processes necessary to operate the input(s) as a business.

PricewaterhouseCoopers, A Global Guide to Accounting for Business Combinations and Noncontrolling Interests, March 2009.

In most cases, it is relatively easy to determine whether a group of acquired assets and assumed liabilities (i.e., an integrated set of activities and assets) constitutes a business. However, in a few cases, this determination can be complicated — for instance, if the fair value of the acquired group is concentrated in just one or a few assets, or if there are little or no operations. . . . For the acquired group to be considered a business, it must have inputs and processes that make it capable of generating a return or economic benefit for the acquirer’s investors [ASC 805-10-55-4; IFRS 3R.B7]. Economic benefits can be in the form of dividends, capital appreciation, and cost reductions.

Deloitte, A Roadmap to Accounting for Business Combinations and Related Topics, December 2009

When it is not clear whether an integrated set of assets and activities meets the definition of a business, it may be helpful to first identify all of the inputs, processes, and outputs that were acquired. If all of the inputs and processes necessary to create outputs were acquired, the set is likely to be a business. However, if all of the inputs and processes necessary to create outputs were not acquired, or if the set is not currently producing outputs, further consideration is necessary. . . . It is important to remember that not all of the inputs and processes necessary to make outputs must be acquired for the set to qualify as a business. If the set can be easily integrated into a market participant’s operations, or the missing inputs or processes can be readily acquired without significant delay or effort, the set may qualify as a business.